December 12, 2017

Jeffrey McGonegal
Chief Financial Officer
Riot Blockchain, Inc.
834-F South Perry Street, Suite 443
Castle Rock, CO 80104

       Re: Riot Blockchain, Inc.
           Current Report on Form 8-K
           Filed October 4, 2017
           File No. 001-33675

Dear Mr. McGonegal:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Current Report on Form 8-K

Item 1.01, page 1

1.     Please provide us an analysis as to whether you meet the definition of an
       "investment company" under Section 3(a) of the Investment Company Act of 1940 following your investment in Coinsquare Ltd./goNumerical Ltd. and, if so, whether you are excepted from this definition or are otherwise exempt from registering with the Commission as an investment company. In your response, please provide us with sufficient detail to assess your analysis. As part of your analysis, please be sure to address Section 3(a)(1)(A) in light of your October 2017 "Investor Presentation", furnished as Exhibit 99.1 to your October 5, 2017 Form
8-K, which
       announces your "Corporate Shift in Focus."
 Jeffrey McGonegal
Riot Blockchain, Inc.
December 12, 2017
Page 2

2. We note your statement that you entered into a "series of agreements", including an
       Amended and Restated Unanimous Shareholder Agreement in connection with the
       goNumerical transaction. Please identify for us each of the agreements and provide us a brief description of the material terms and conditions contained in each referenced agreement. Also, explain to us why each of these agreements has not been filed as an exhibit to date.
Exhibits

3. Please provide us your analysis supporting your determination that financial statements of goNumerical Ltd./Coinsquare Ltd. are not required or tell us when you will provide them. Cite in your response all authority on which you rely, and show us your calculations supporting your analysis.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Angela Connell, Accounting Branch Chief, at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any other questions.

FirstName LastNameJeffrey McGonegal                        Division of
Corporation Finance
Comapany NameRiot Blockchain, Inc.                         Office of Healthcare
& Insurance
June 16, 2017 Page 2
cc: Harvey Kesner, Esq.
FirstName LastName